US$2,000,000,000 2.500% Senior Notes Due 2019	FILED PURSUANT TO RULE 433 FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (stable outlook) / A- (negative outlook) / A (stable outlook) (Moody’s / S&P / Fitch)
Trade Date:	July 22, 2014
Settlement Date:	July 29, 2014 (T+5 days)
Maturity:	July 29, 2019
Par Amount:	$2,000,000,000
Semi-Annual Coupon:	2.500% per annum
Re-offer Spread to Benchmark:	T5 + 85 basis points
Re-offer Yield:	2.513% per annum
Public Offering Price:	99.939%
Net Proceeds to Citigroup:	$1,992,280,000 (before expenses)
Interest Payment Dates:	The 29th of each January and July, beginning January 29, 2015. Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Nomura Securities International, Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

US$2,000,000,000 2.500% Senior Notes Due 2019	FILED PURSUANT TO RULE 433 FILE NO. 333-192302

Junior Co-Managers:

ANZ Securities, Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Cabrera Capital Markets, LLC

Capital One Securities, Inc.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Goto Capital Markets, Inc.

MFR Securities, Inc.

Mischler Financial Group, Inc.

Multi-Bank Securities, Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Telsey Advisory Group LLC

U.S. Bancorp Investments, Inc.

UniCredit Capital Markets LLC

CUSIP:	172967HU8
ISIN:	US172967HU88

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.